Filed Pursuant to Rule 424(b)(5)

Registration No. 333-284261

PROSPECTUS SUPPLEMENT

(To Prospectus dated January 24, 2025

To Prospectus Supplement dated January 24, 2025)

Up to $5,503,634

Ordinary shares

GUARDFORCE AI CO., LIMITED

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus, dated January 24, 2025, filed as a part of our registration statement on Form F-3 (File No. 333-284261), as supplemented by our prospectus supplement dated January 24, 2025 (collectively, the “Prior Prospectus”). This prospectus supplement should be read in conjunction with the Prior Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectus, and any future amendments or supplements thereto.

We filed the Prior Prospectus to register the offer and sale of our ordinary shares, par value $0.12 per share (the “Ordinary Shares”), from time to time pursuant to the terms of that certain At The Market Offering Agreement dated July 2, 2024, or the sales agreement, between H.C. Wainwright & Co., LLC, or Wainwright, acting as the agent, and us.

Since our entry into the At The Market Offering Agreement, we have offered and sold 9,246,218 Ordinary Shares for gross proceeds of approximately $13,643,191.15 pursuant to the At The Market Offering Agreement.

We are filing this Prospectus Supplement to supplement the Prior Prospectus to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Prospectus Supplement, we are offering up to an aggregate of $5,503,634 of our Ordinary Shares for sale under the At The Market Offering Agreement, not including the Ordinary Shares previously sold pursuant to the At The Market Offering Agreement.

As of the date of this prospectus supplement, the aggregate market value of our outstanding Ordinary Shares held by non-affiliates is approximately $57.44 million based on 19,552,945 Ordinary Shares issued and outstanding, of which approximately 19,210,862 Ordinary Shares are held by non-affiliates, and a per share price of $2.99 based on the closing price of our Ordinary Shares on January 6, 2025, which is the highest closing sale price of our Ordinary Shares on The Nasdaq Capital Market within the prior 60 days. During the 12 calendar months prior to and including the date of this prospectus supplement, we have sold $13,643,191.15 of our Ordinary Shares pursuant to General Instruction I.B.5 of Form F-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.5 of Form F-3 to offer and sell our Ordinary Shares having an aggregate offering price of up to approximately $5,503,634. Pursuant to General Instruction I.B.5 of Form F-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our Ordinary Shares and warrants are both listed on the Nasdaq Capital Market under the symbol “GFAI” and “GFAIW”, respectively. The last reported sale price of our Ordinary Shares and warrants on the Nasdaq Capital Market on February 28, 2025 was $1.15 and $0.25, respectively. You are urged to obtain current market quotations of our Ordinary Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

H.C. Wainwright & Co.

The date of this prospectus supplement is March 3, 2025